Exhibit 99.1

HEXO Announces Election of Directors

GATINEAU, Québec--(BUSINESS WIRE)--January 31, 2023--HEXO Corp. (TSX: HEXO; NASDAQ: HEXO) (“HEXO”), a leading producer of high-quality cannabis products, today announced that at the annual general meeting of shareholders held on January 31, 2023 (the “Meeting”), each of the eight director nominees was elected as a director of HEXO. Detailed results of the vote are set out below.

Nominee	Votes For	Votes Withheld	Total Votes Cast	Percentage of Votes For	Percentage of Votes Withheld
Mark Attanasio	2,063,211	434,874	2,498,058	82.592%	17.408%
Vincent Chiara	1,983,425	514,662	2,498,087	79.398%	20.602%
Denise Faltischek	2,072,889	425,198	2,498,087	82.979%	17.021%
Hélène F. Fortin	2,076,677	421,412	2,498,089	83.131%	16.869%
Rob Godfrey	2,081,356	416,731	2,498,087	83.318%	16.682%
Peter James Montour	1,978,864	519,224	2,498,088	79.215%	20.785%
William Todd Montour	1,987,894	510,194	2,498,088	79.577%	20.423%
Roger Savell	2,068,997	429,091	2,498,088	82.823%	17.177%

Shareholders also approved the appointment of Macias Gini & O’Connell LLP as HEXO’s auditor for the financial year ending July 31, 2023 and authorized the directors of HEXO to fix the remuneration of Macias Gini & O’Connell LLP.

Further details on all matters brought before the Meeting can be found in the report of voting results and management information circular (as amended) which are available under HEXO’s profile on SEDAR.

About HEXO Corp.
HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO serves the Canadian recreational market with a brand portfolio including HEXO, Redecan, UP Cannabis, Original Stash, 48North, Trail Mix, Bake Sale and Latitude brands, and the medical market in Canada. HEXO is a leading cannabis products company in Canada by recreational market share. For more information, please visit hexocorp.com.

Contacts

For HEXO media or investor inquiries:
Hayley Suchanek, Kaiser & Partners
Hayley.suchanek@kaiserpartners.com